Exhibit 99.81

PRESS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

ENCORE ENERGY CORP. ANNOUNCES $15 MILLION BOUGHT DEAL

Corpus Christi, Texas – March 1, 2022 – enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) is pleased to announce that it has entered into an agreement with Clarus Securities Inc., on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis, 9,804,000 units (the “Units”) in the capital of the Company, at a price of $1.53 per unit (the “Issue Price”) for aggregate gross proceeds of $15,000,120 (the “Offering”). Each Unit will be comprised of one Common Share (each a “Common Share”) and one half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Full Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $2.00 for a period of 24 months following the Closing Date. In addition, the Company will also grant the Underwriter an option (the “Over-allotment Option”) to purchase an additional 1,470,600 Units, exercisable in whole or in part, for a period of 30 days from and including the Closing Date to cover over-allotments, if any, and for market stabilization purposes. The Underwriters shall be under no obligation whatsoever to exercise the Over-allotment Option in whole or in part. The aggregate gross proceeds of the Offering if the Over-allotment Option is exercised in full shall be $17,250,138.

The Company intends to use the net proceeds from the Offering for general corporate and working capital purposes.

The Units will be offered by way of a short form prospectus to be filed in each of the provinces of Canada, other than the Province of Quebec, by way of a private placement in the United States, and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offering is expected to close on or about March 24, 2022 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange (the “Exchange”).

The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About enCore

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category 1 enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

For more information, visit www.encoreuranium.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward- looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of marijuana and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information please contact:

William M. Sheriff
Executive Chairman
972-333-2214

info@encoreenergycorp.com
www.encoreenergycorp.com